Filed by LSC Communications, Inc.

(Commission File No. 001-37729)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: LSC Communications, Inc.

(Commission File No. 001-37729)

This filing relates to the proposed transaction between Quad/Graphics, Inc. (“Quad”) and LSC Communications, Inc. (the “Company”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Quad, QLC Merger Sub, Inc. and the Company.

The following communications were distributed to the Company’s employees on October 31, 2018.

1.	Why is LSC Communications combining with Quad/Graphics?

•	When we became a standalone public company in October 2016, we did so to become nimbler and better serve our clients.

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Since then, we have made tremendous strides, including adding critical scale, capabilities and technologies. We have done so through acquisitions, divestitures and the diligent efforts of our dedicated team of employees.

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When this transaction closes, we will create a highly efficient print platform that strengthens the role of print in a multichannel media world and leverages each of LSC’s and Quad’s complementary strengths.

•	The combined company is expected to be better positioned in the dynamic industry environment to efficiently serve clients though a broader set of offerings to help meet and manage their needs.

•	From a financial perspective, the combined company is expected to be a more profitable company that will maintain financial flexibility and a strong balance sheet.

•	We should all be proud of what we have accomplished, and look forward to building on our rich history of providing clients with innovative, industry leading solutions.

2.	Who is Quad?

•	Like LSC, Quad is an innovative, client-first organization that offers a diverse range of print and digital and related marketing services and solutions from multiple locations around the world.

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Quad is differentiating itself by leveraging its strong print foundation as part of a much larger, more robust integrated marketing solutions offering. Quad refers to this transformation as “Quad 3.0”.

3.	What does this announcement mean for me?

•	This announcement is a testament to the strength of our organization, and the value that Quad sees across our operations as well as our product and service offerings.

•	But this announcement is just the beginning. Until the transaction is completed, which we expect to occur in mid-2019, it will be business as usual at LSC.

•	We know that is easier said than done and realize this announcement can bring a level of uncertainty. Please keep in mind that we are still in the early stages.

•	LSC and Quad will continue to operate as completely separate, independent companies – we cannot begin integrating our two companies until the transaction is closed.

•	We must all stay focused on serving our clients, as well as Project EDGE. This is an important initiative and we’re still in the early stages.

4.	Where will the combined company be headquartered and who will lead it? What will be the name of the combined company?

•	Upon the completion of the transaction, Quad’s current CEO, Joel Quadracci, will lead the combined company, which will be headquartered in Sussex, Wisconsin.

•	The Board is expected to include 2 current LSC directors.

•	The new company will retain the Quad name.

5.	Will Quad keep current LSC offices open? What about our plants?

•	While this announcement is an important milestone, please keep in mind that we are still in the early stages.

•	As the process unfolds, we will keep you updated as appropriate.

6.	Should LSC employees expect any changes to benefits and compensation?

•	Until the transaction closes, we will continue to operate as a separate company, and it is business as usual, including with respect to compensation and benefits.

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For the one-year period following the closing, each LSC employee’s base salary or base wages and severance entitlement will be maintained at a level that is no less favorable than those in effect immediately prior to the closing.

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In addition, for the 6-month period following the closing (or, if earlier, the last day of the year in which closing occurs), LSC employees will be provided with retirement and welfare benefits that are substantially comparable in the aggregate to those provided by LSC prior to the closing.

7.	If I am laid off, will LSC offer severance?

•	Please keep in mind that we are still in the early stages.

•	As the process unfolds, we will keep you updated as appropriate.

•	In the meantime, the best thing all of us can do is remain focused on our objectives and executing our strategy.

•	Our severance policy remains unchanged.

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Do we still have to deliver our revenue and profit commitments while this combination is being evaluated? Are my current 2018 AIP goals still relevant? What about Project EDGE? Is this still a priority?

•	Until the transaction closes, we will continue to operate as a separate company and it is business as usual.

•	For AIP eligible employees, the current AIP plan and related goals remain in place. We will be putting in place a 2019 AIP plan that will be designed with the transaction in mind.

•	Project EDGE remains a key to our success, and our revenue and profit commitments, as well as our productivity initiatives, remain a priority.

9.	What happens to the LSC stock that I own?

•	Under the terms of the agreement, LSC shareholders will receive 0.625 shares of Quad Class A common stock for each LSC share they own.

•	This represents approximately 29 percent total economic ownership of the combined company and approximately 11 percent voting power of the combined company.

•	As shareholders, you will also have the opportunity to benefit from the upside potential of the combined company.

10.	How soon can LSC employees interact with the Quad employees?

•	You should not engage with Quad employees unless a member of LSC’s executive leadership team asks you to do so.

•	In the meantime, we will continue to act as completely independent companies.

11.	How will the transaction affect relationships with clients or suppliers? Will either company need to end or change any existing relationships?

•	Until the transaction is completed, this announcement will have no impact on our clients or suppliers.

•	Client contacts remain the same; we will honor all contracts in place; and we do not expect this transaction to impact LSC’s day-to-day business operations or engagement with our clients.

•	In the meantime, we will continue to develop and deliver innovative and efficient solutions for our clients and deliver the exceptional service they expect from us.

12.	How long do you expect the regulatory review process will take and when do you expect the transaction to close?

•	We expect the transaction will close in mid-2019. We need to obtain the necessary regulatory, shareholder approvals, as well as other customary closing conditions.

•	Until that time, LSC and Quad will continue to operate as separate entities.

13.	What do I do if I’m asked about the transaction?

•	As always, it is important that we speak with one voice.

•	For those of you who are client facing, we have provide a set of talking points and FAQs for reference.

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Consistent with LSC’s media policy, please forward any calls, texts or e-mails from the media or investors to Janet Halpin at (773) 272-9275 or janet.m.halpin@lsccom.com, who is authorized to respond on the Company’s behalf.

14.	Where can employees obtain additional information?

•	The press release we issued is available on our website. You may also refer to the microsite https://lsc-quad.com/.

•	As always, we will be sure to communicate important updates, as appropriate.

•	If you have additional questions, please don’t hesitate to reach out to your manager.

October 31, 2018

Dear LSC Employees,

A few moments ago, we announced a plan to combine with Quad/Graphics. There are many compelling reasons for the combination, which you can read about in the press release we issued here https://lsc-quad.com/.

Since we became a standalone public company in October 2016, we have all worked hard to differentiate LSC and position the Company for success as our industry continues to evolve. We are incredibly proud of our accomplishments. Through various acquisitions, divestitures and the diligent efforts of our dedicated team of employees, we have better strengthened our position as a leading innovator in print, supply chain solutions and office products.

In making our determination to pursue a business combination with Quad, we and our Board of Directors carefully considered many options. By joining with Quad, we will accelerate our operational momentum, offer more innovative products and solutions to our clients and position the Company for a stronger future for all stakeholders.

As most of you know, Quad is a global marketing solutions provider with a strong foundation in print. Like us, they are an innovative, customer-first organization that offers a diverse range of print and digital related marketing services and solutions from multiple locations around the world.

This announcement is a testament to the strength of our organization, and the value that Quad sees across our operations as well as our product and service offerings. With Quad’s integrated marketing solutions offering as a base, this combination will build on and create new opportunities for our entire company. With our investments in innovative solutions such as HarvestView and IntercepTag and companies like MAZ and StoryFit, we believe as one company we will be at the forefront of a new age of content distribution and consumer engagement, and better able to help meet and manage our clients’ needs.

While this announcement is an important milestone, please keep in mind that we are still in the early stages. To help answer some of your questions, please take some time to review the FAQ document and listen to my audio recording, which can be found on our company intranet.

We know you will have questions and I hope you can understand, we will not have all the answers today. As the process unfolds, we will keep you updated as appropriate.

In terms of next steps, we need to obtain the necessary regulatory, shareholder approvals and other customary closing conditions to complete the transaction, which we expect to occur in mid-2019. Upon closing, the combined company will be led by Joel Quadracci, Quad/Graphics Chairman, President and CEO.

In the meantime, it is important to remember that LSC and Quad will continue to operate as independent companies. It remains BUSINESS AS USUAL. We must all stay focused on serving our clients, as well as Project EDGE. This is an important initiative and we are still in the early stages. We know you are all up to the task and we look forward to continued great ideas about how we can further improve our business and our offerings.

Consistent with LSC’s media policy, please forward any calls, texts or e-mails from the media or investors to Janet Halpin at (773) 272-9275 or janet.m.halpin@lsccom.com, who is authorized to respond on the Company’s behalf.

On behalf of our Board of Directors and leadership team, I want to thank you for your continued dedication to LSC. You are an incredible team, and I very much appreciate the commitment, leadership, energy, and professionalism you deliver every day.

Sincerely,

Tom Quinlan

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding LSC Communications (the “Company”). These forward-looking statements relate to, among other things, the proposed transaction between the Company and Quad/Graphics and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of the Company. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements may include, or be preceded or followed by, the words “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors disclosed in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2018, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Additional factors include, but are not limited to: (1) the ability to complete the proposed transaction between the Company and Quad/Graphics on the anticipated terms and timetable; (2) the ability to obtain approval by the stockholders of the Company and shareholders of Quad/Graphics related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) the competitive market for our products and industry fragmentation affecting our prices; (7) inability to improve operating efficiency to meet changing market conditions; (8) changes in technology, including electronic substitution and migration of paper based documents to digital data formats; (9) the volatility and disruption of the capital and credit markets, and adverse changes in the global economy; (10) the effects of global market and economic conditions on our customers; (11) the effect of economic weakness and constrained advertising; (12) uncertainty about future economic conditions; (13) increased competition as a result of consolidation among our competitors; (14) our ability to successfully integrate recent and future acquisitions; (15) factors that affect customer demand, including changes in postal rates, postal regulations, delivery systems and service levels, changes in advertising markets and customers’ budgetary constraints; (16) vulnerability to adverse events as a result of becoming a stand-alone company after separation from R. R. Donnelley & Sons Company (“RRD”), including the inability to obtain as favorable of terms from third-party vendors; (17) our ability to access debt and the capital markets due to adverse credit market conditions; (18) the effects of seasonality on our core businesses; (19) the effects of increases in capital expenditures; (20) changes in the availability or costs of key materials (such as paper, ink, energy, and other raw materials) or in prices received for the sale of by-products; (21) performance issues with key suppliers; (22) our ability to maintain our brands and reputation; (23) the retention of existing, and continued attraction of additional customers and key employees, including management; (24) the effect of economic and political conditions on a regional, national or international basis; (25) the effects of operating in international markets, including fluctuations in currency exchange rates; (26) changes in environmental laws and regulations affecting our business; (27) the ability to gain customer acceptance of our new products and technologies; (28) the effect of a material breach of or disruption to the security of any of our or our vendors’ systems; (29) the failure to properly use and protect customer and employee information and data; (30) the effect of increased costs of providing health care and other benefits to our employees; (31) the effect of catastrophic events; (32) potential tax liability of the separation; (33) the impact of the U.S. Tax Cuts and Jobs Act (“Tax Act”); (34) lack of history as an operating company and costs and other issues associated with being an independent company; (35) failure to achieve certain intended benefits of the separation; (36) failure of RRD or Donnelley Financial Solutions, Inc. to satisfy their respective obligations under agreements entered into in connection with the separation; (37) increases in requirements to fund or pay withdrawal costs or required contributions related to the Company’s pension plans and (38) the factors set forth in “Item 1A Risk Factors” in section Part I in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 22, 2018. We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between Quad/Graphics and the Company. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of the Company. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.lsccom.com, or by contacting the Company’s Investor Relations at investor.relations@lsccom.com.

Participants in the Solicitation Relating to the Merger

Quad/Graphics and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed April 10, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.